Exhibit 99.1

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the “Company”). Such statements are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID-19 or other adverse public health developments on the Company’s business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

Financial Statement Presentation

The Company’s consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and is denominated in Euros (“EUR” or “€”). The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2021 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

Dear Shareholders,

As we discussed in our annual report, we view 2022 as a year of maturation for Fusion Fuel as we begin to build off the foundational pieces we put in place in 2021, and that was certainly the case in the first quarter of the year. We continue to experience strong commercial tailwinds, aided by the mobilisation of the first large-scale funding mechanisms in the Eurozone and the ongoing dislocation in European energy markets. Progress across the commercial portfolio continues apace as we look to convert our opportunity pipeline into committed orders, which is beginning to crystallize our revenue and grant expectations for the remainder of the year and into 2023. The renovations of our new manufacturing facility in Benavente, which began in late 2021, are now finished. The clean room was completed earlier in the quarter, and with the installation of the HEVO line, initial production at the facility will begin at the start of June.

There were also a number of notable governmental policy developments over the first few months of 2022 that have the near-term potential to positively impact our business, along with the broader green hydrogen sector. The European Commission announced its RePowerEU plan, which aims to eliminate Europe’s dependence on Russian energy by accelerating the rollout of renewables and clean hydrogen production. In addition to setting new targets for renewable hydrogen production and the provision of additional funding support, the plan seeks to establish an improved regulatory framework with shortened and simplified permitting processes for European green hydrogen projects. As we have discussed, the complexity and time-intensity of permitting for new projects has been a driver of significant delays in the early stages of this nascent industry.

More recently, the Portuguese government announced the passage of Decree-Law 30-A/2022, which approved a set of measures aimed at accelerating the energy transition by simplifying the procedures for the installation and start-up of renewable energy projects, including green hydrogen production. While the larger projects we have under development are currently not expected to be impacted by this legislation, we believe it will significantly accelerate the permitting process for some of the small-scale projects we are developing, such as refueling stations. Due to the modular nature of our HEVO-Solar technology and our unique ability to develop small-scale, grid-independent electrolysis economically, we stand to benefit significantly from this new decree. We have spoken at length about the permitting delays we have faced—an unfortunate but natural outcome of a novel technology in a nascent industry—so we are extremely pleased to see that regulators are recognizing the need to streamline the permitting process and fast-track the projects that will help Europe realize its ambitious decarbonization commitments.

Our continued investment has led to a significant growth in our asset base. At the end of this quarter, the value of our assets stood at €68.2 million, which included cash balances and short-term investments of €23.3 million. A large portion of this amount relates to tangible assets that will help us deliver on our key priorities, both in the near and long-term. These assets, including our state-of-the art manufacturing facility in Benavente, our demonstrator plants spread over two phases at Évora and our inventory on hand, leave Fusion Fuel well placed to deliver on our current and future projects. Specifically, our spend during the first quarter included investments of €7.7 million in raw materials, inventory and pre-payments associated with the placement of purchase orders to lock-in the delivery of critical components. With that we are well positioned for the ramp-up in production that will take place during the balance of the year. Additionally, costs were incurred as we completed the renovation work at our Benavente facility, saw higher compensation expense due to increased headcount, and made continued investment in the development of the Évora and HEVO-Sul plants.

During the third quarter of 2021, we announced the adoption of the Company’s Equity Incentive Plan (EIP). The purpose of the EIP is to provide the Company with the flexibility to issue share-based awards as part of an overall compensation package to attract and retain qualified personnel. We recorded share-based payment expenses of €0.8 million in the first quarter of 2022. This expense relates to Restricted Share-Units (RSUs) and Options issued to our employees and directors. During the first quarter of 2022, we issued 50,000 RSUs to managers and employees and 2,128,554 options to members of our executive committee and non-executive directors. The RSUs are estimated and measured at grant-date fair value and expensed through the income statement over their vesting period. The Options were issued under different tranches and each tranche includes separate vesting conditions (as disclosed in our 2021 Annual Report).

The increase in the value of the warrants at March 31, 2022, compared to December 31, 2021, and the associated fair-value treatment of the warrant obligation had a negative impact on pre-tax income of €4.7 million.

It is important to note that expenses booked in relation to the EIP are non-cash. Similarly, income or expense associated with the company’s outstanding warrants are non-cash and merely a reflection of the quarterly “marking-to-market” of these securities.

From a commercial perspective, we are pleased to reaffirm our 2025 targets of a sub €2 / kg levelized cost of hydrogen and 500MW of electrolysis production per annum, numbers we are confident we can achieve and are targeting to beat. We have €8.4 million of confirmed tech sales and grant income which we expect to recognize in 2022, a number to which we will continue to add over the coming quarters. We have already established ourselves as a leading player in the dynamic Iberian green hydrogen ecosystem and are laying the groundwork for a meaningful footprint in other strategic geographies like the MENA, North America, and Australia. Our commercial opportunity pipeline continues to grow, now at over 170,000 metric tons per annum of green hydrogen production, representing in excess of 4.2 GW of electrolysis capacity.

We remain focused on our core end-markets: mobility, industrial applications, hydrogen blending, and green ammonia, and continue to build off the foundational use-cases we initiated in 2021 with our H2Evora, GreenGas, and Exolum projects. The first quarter of 2022 saw progress of those and other projects in the permitting process as we advanced six projects into the latter stages of development, which total over €20 million in revenue potential (inclusive of grants) in 2022. We are actively developing projects in five countries, and we have submitted applications for over €100 million in grant funding tied to over €250 million in total project-related capital investment. To date, we have been awarded over €17 million euros in grants, inclusive of the grants we received from AICEP on our Benavente facility. We expect more clarity on approval decisions from funding programs in Portugal and Spain over the course of 2022.

We continue to see significant interest in our technology, increasingly as a response to the pervasive and extreme volatility that is roiling European energy markets. Two characteristics in particular seem to be resonating with commercial customers, both of which sit at the heart of our value proposition: certainty of cost of hydrogen, and on-site green hydrogen production. Because our solution integrates CPV solar with our proprietary HEVO micro-electrolyzer, we are insulated against fluctuations in grid and natural gas pricing and therefore can offer customers a known, long-term levelized cost of hydrogen. Given the volatility in global energy markets and uncertainty as to their future direction, this is and will continue to be a unique source of differentiation.

On site or co-located green hydrogen production is another significant driver of interest, particularly for smaller-scale applications like mobility where there may not be sufficient demand for megawatt or multi-megawatt scale electrolysis. Last-mile logistics and distribution of hydrogen from centralized sources of production can add between €1-2 of cost per kilogram. Deploying our technology on site or adjacent to the end-user and, critically doing so commercially at sub-megawatt scale, allows us to deliver meaningfully cheaper molecules to our customers, further extending our cost leadership.

Demand for green hydrogen solutions – particularly those that do not require a grid interconnection – continues to grow, while supply chain challenges have led to shortages of product and extended delivery times across the industry. On more than one occasion these delays have created opportunities for us – our decision to hold an inventory buffer gives us the flexibility to move quickly to bid on development projects that are coming available because of protracted delivery windows from electrolyzer manufacturers. There are six such projects in Spain currently under consideration, with €17 million in grant requests submitted and €9 million in grant funding already in place.

We view partnerships as a powerful tool to create meaningful value for our shareholders, whether through raising our corporate profile, extending our commercial footprint, strengthening our supply chain, or deepening our technology advantage. One example of strategy in action is a memorandum of understanding we recently signed with Toshiba Energy Systems and Solutions Corporation (“Toshiba ESS”). The agreement envisions Fusion Fuel helping Toshiba ESS expand its commercial footprint into the European electrolyzer and green hydrogen markets, and Toshiba ESS supplying Fusion Fuel with its advanced membrane electrode assemblies for evaluation for use in our proprietary HEVO micro-electrolyzer. The most effective alliances are those based on complementary assets and shared advantages, and we certainly believe that that is the case for Toshiba ESS and Fusion Fuel. We look forward to further advancing our relationship with Toshiba ESS over the coming months and, ultimately, helping to create a unique value proposition and durable competitive advantage.

We continue to invest in building the scale needed to further establish our credibility in the market, deliver on the projects in our pipeline, and make Fusion Fuel synonymous with innovative green hydrogen solutions. The centerpiece of that effort is our Benavente facility, which is on track to be the world’s first fully automated PEM electrolyzer manufacturing facility. We are excited to announce that the initial production activities will shortly commence at Benavente, with the launch of the HEVO production line, the first of three lines which will enter production over the next six-to-twelve months. By this time next year, the facility will have an annual run rate of 125MW of PEM electrolyzers, steadily ramping up to 500MW by 2025. Automation, along with the introduction of successive generations of our HEVO technology, will enable us to lower our cost of production by nearly 50% by the end of 2023.

Part of building that scale is having the bench strength to execute on our ambitious growth plan. We discussed our year-over-year headcount growth in our 2021 Annual Report, but it bears repeating: we ended the first quarter of 2021 with a team of 14, all single-minded in their commitment to our vision of harnessing the power of the sun to inspire the next generation of green hydrogen solutions. We ended the first quarter of 2022 with 77 employees, with another 96 in the hiring plan for 2022, closely tied to the ramp up of production activity at Benavente. The technology and production teams have been the primary beneficiaries of these additions as we look to strengthen our core competencies and dramatically accelerate our growth trajectory.

We have also made several significant additions to the management team and management structure, beginning with the appointments of Zachary Steele and Jason Baran as Co-Presidents of Fusion Fuel Americas, a move which we discussed extensively in previous letters. The Board also appointed Zachary Steele and Frederico Figueira de Chaves, to Co-Heads of Fusion Fuel. We believe this new structure will enhance our ability to execute, particularly as the business continues to expand both in headcount and geographic footprint.

While we still have a long way to go, we remain focused on making Fusion Fuel one of the leading providers of disruptive, turnkey green hydrogen solutions. We continue to build a culture of execution to capitalize on the unique attributes of our integrated, solar-to-hydrogen technology. We are confident that the tangible progress we have made so far this year, together with continued market support for decentralized, grid-independent electrolysis and a streamlined permitting process in several key markets, positions us to deliver on our stated objectives for 2022 and further our evolution from a pre-revenue company into a leading player on the global stage.

Your Executive Committee,

André Antunes	David Lovell
Chief Production Officer	Head of Australasia
Frederico Figueira de Chaves	Jaime Silva
Co-Head, Chief Financial Officer	Chief Technology Officer
Jason Baran	João Teixeira Wahnon
Co-President of Americas	Chief of Business Development
Mario Garma	Zachary Steele
Head Of EMEA	Co-Head, Co-President of Americas

First Quarter Highlights

•	Zachary Steele and Frederico Chaves appointed as Co-Heads of Fusion Fuel

•	Zachary Steele and Jason Baran appointed as Co-Presidents of Fusion Fuel Americas and members of the Executive Committee

•	Confirmed tech sales and grant income for 2022 of €4.2m

•	Entered into commercial partnerships with AESA and HIVE Energy

•	Advanced 6 projects into late stage of development totaling over €20m in revenue potential (including grants) in 2022

Subsequent Events

•	Entered new markets in Egypt and North America

•	Secured an additional €4.2m in grant income for a total of €8.4m in 2022

•	Launch of HEVO production line at Benavente factory; full launch on track for 2H22

•	Executed commercial & technical MOU with Toshiba ESS

Key Figures

KEY FINANCIALS & FIGURES (€000’S) (Unaudited)	Q1 2022	Q4 2021

o/w share-based payment (non-cash) expenses[1]	(802)	14,765
o/w operating expenses[2]	(3,037)	(3,654)
OPERATING (LOSS) INCOME	(3,839)	11,111
o/w fair value movement – warrants[3]	(4,714)	13,089
o/w finance loss, net[4]	(454)	(140)
o/w share of loss of equity-accounted investees[5]	(115)	-
PRE-TAX (LOSS) INCOME	(9,122)	24,060
CASH & CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	23,283	35,134

1 The Q1/2022 expenses relates to the Company granting 57,896 RSU’s to employees, directors and consultants during the year ended December 31, 2021, and 50,000 RSU’s to employees during Q1/2022. In Q1/2022, the Company issued 2,128,554 options, in total, to five of its senior managers and all non-executive directors. As the RSUs and options awarded are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share awards in equity with a corresponding compensation expense in the income statement. These are non-cash expenses.

2 These expenses are related with the operational activity of the Group. Our personnel costs increased in Q1/2022 due to our inflated headcount and this was offset by decreases to professional fees and general operating costs.

3 Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price on NASDAQ under the ticker HTOOW. Warrants were only exercised during Q1 2021. These fair value movements represent non-cash items.

4 Included in this caption are positive foreign exchange rate variances being offset by a reduction in the fair value of our short-term investments.

5 This relates to the Company's investment in Fusion Fuel Spain, S.L. ("Fusion Fuel Spain"). The Company holds a 50% interest in Fusion Fuel Spain and extended a loan facility up to €2 million of which €0.2 million had been drawn down during Q1/2022. The Company's investment in Fusion Fuel Spain is accounted for using the equity method. Under the equity method, the investment is initially recognised at cost. The carrying amount is adjusted to recognise changes in the Company’s share of net assets of the joint venture since the acquisition date.

SHARES, WARRANTS AND EQUITY PLAN AT PERIOD END	Q1 2022	Q4 2021

ORDINARY SHARES
Class A	10,998,723	10,998,723
Class B	2,125,000	2,125,000
TOTAL SHARES OUTSTANDING	13,123,723	13,123,723
WARRANTS OUTSTANDING	8,869,633	8,869,633
RSUs OUTSTANDING	92,761	42,896
OPTIONS GRANTED[1]	2,128,554	-

1 During Q1 2022, the Company issued 2,128,554 options to members of its executive committee and to all non-executive directors. These options were all issued under the 2021 Equity Incentive Plan, which commenced during Q3 2021 and provides the recipient with the option to exercise at a future point in time in exchange for one Class A Ordinary Share. Each option award includes a minimum strike price and has either service, market or non-market conditions attached. The Company considers the options to be service awards under IFRS 2 and classifies the expected share awards in equity with a corresponding compensation expense in the income statement. The fair value of the options is determined on the date of grant using the Black-Scholes option pricing model. The fair value of RSUs is expensed rateably over the vesting period, which varies by award. This is a non-cash expense.

Executive Offices

Fusion Fuel Green Plc.

The Victorians

15 - 18 Earlsfort Terrace

Saint Kevin's - Dublin 2

Ireland

contact@fusion-fuel.eu

Portugal

FUSION-FUEL Green Plc.

Rua da Fábrica, S/N, Sabugo

2715-376 Almargem do Bispo

Portugal

contact@fusion-fuel.eu

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.fusion-fuel.eu

Shareholder inquiries can also be directed to

Investor Relations via email at

ir@fusion-fuel.eu

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of FUSION-FUEL Green Plc. regarding lost or stolen stock certificates, dividends, changes of address, and other issues related to registered share ownership should be addressed to:

Mark Zimkind

1 State Street

New York, NY 10004